EXHIBIT 12.1

HOST MARRIOTT CORPORATION AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Quarter Ended		Full Year Ended
	March 26, 2004	March 28, 2003	2003	2002	2001	2000	1999
Income (loss) from operations before income taxes	$(34)	$(37)	$(238)	$(52)	$50	$20	$153
Add (deduct):
Fixed charges	139	139	606	577	572	543	510
Capitalized interest	(1)	(1)	(2)	(2)	(8)	(8)	(7)
Amortization of capitalized interest	2	1	6	6	7	6	6
Minority interest in consolidated affiliates	3	(1)	5	7	22	72	82
Net (gains) losses related to certain 50% or less owned affiliates	5	6	22	9	(3)	(27)	(7)
Distributions from equity investments	—	1	3	6	9	1	1
Dividends on preferred stock	(9)	(9)	(35)	(35)	(32)	(20)	(6)

Adjusted earnings	$105	$99	$367	$516	$617	$587	$732

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$118	110	$490	$461	$454	$436	$415
Capitalized interest	1	1	2	2	8	8	7
Dividends on convertible preferred securities of subsidiary trust	—	8	32	32	32	32	37
Dividends on preferred stock	9	9	35	35	32	20	6
Portion of rents representative of the interest Factor	11	11	47	47	46	47	45

Total fixed charges and preferred stock dividends	$139	$139	$606	$577	$572	$543	$510

Ratio of earnings to fixed charges and preferred stock dividends	—	—	—	—	1.1	1.1	1.4

Deficiency of earnings to fixed charges and preferred stock dividends	$(34)	$(40)	$(239)	$(61)	—	—	—